Exhibit 3.3

Third Amendment to the

Second Amended and Restated Agreement

of Limited Partnership

of

Highland Hospitality, L.P.

This Third Amendment (the “Amendment”) to the Second Amended and Restated Agreement of Limited Partnership of Highland Hospitality, L.P. (the “Partnership Agreement”) is made as of September 28, 2005 by HHC GP Corporation, a Maryland corporation, as the general partner (the “General Partner”) of Highland Hospitality, L.P., a Delaware limited partnership (the “Partnership”), for the purpose of amending the Partnership Agreement. Capitalized terms used herein and not defined shall have the meanings given to them in the Partnership Agreement.

WHEREAS, the board of directors (the “Board”) of Highland Hospitality Corporation (the “Company”), acting through a duly appointed pricing committee thereof, approved and adopted on September 22, 2005 certain resolutions classifying and designating 3,450,000 shares of Preferred Stock (as defined in the Articles of Amendment and Restatement of the Company (the “Articles of Amendment and Restatement”)) as Series A Preferred Stock (as defined below);

WHEREAS, the Company filed Articles Supplementary to the Articles of Amendment and Restatement (the “Articles Supplementary”) with the State Department of Assessments and Taxation of Maryland on September 26, 2005, relating to the Series A Preferred Stock;

WHEREAS, the Board, acting through a duly appointed pricing committee thereof, authorized the issuance and sale in concurrent underwritten public offerings (the “Offerings”) of (i) 3,000,000 shares of Series A Preferred Stock and an option to purchase up to 450,000 additional shares of Series A Preferred Stock to cover any over-allotments, and (ii) 10,000,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and an option to purchase up to 1,500,000 additional shares of Common Stock to cover any over-allotments;

WHEREAS, the General Partner has determined that, in connection with the issuance of the shares of Series A Preferred Stock, it is necessary and desirable to amend the Partnership Agreement to create additional Partnership Units having designations, preferences and other rights which are substantially the same as the economic rights of the Series A Preferred Stock;

WHEREAS, Section 4.02(a)(ii) of the Partnership Agreement requires the Company and the General Partner to contribute the proceeds from the Offerings to the Partnership in exchange for additional Partnership Units; and

WHEREAS, the Company and the General Partner have contributed to the Partnership the net proceeds of the Offerings (the “Capital Contributions”), and the General Partner has determined that, in connection with such Capital Contributions, it is necessary and desirable to issue additional Partnership Units to the Company and the General Partner and to amend and restate Exhibit A to the Partnership Agreement to reflect such issuance of additional Partnership Units.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the General Partner hereby amends the Partnership Agreement as follows:

1. Article I of the Partnership Agreement is hereby amended by adding the following definitions:

“Business Day” means any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

“Distribution Payment Date” shall mean the 15th day (or, if such day is not a Business Day, the next Business Day thereafter) of each February, May, August, and November, commencing on November 15, 2005.

“Distribution Period” shall mean the respective periods commencing on and including February 2, May 2, August 2 and November 2 of each year and ending on and including the day preceding the first day of the next succeeding Distribution Period (other than the Distribution Period during which any Series A Preferred Units shall be redeemed, which shall end on and include the date the Series A Preferred Units are so redeemed).

“Series A Preferred Stock” means the 7.875% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (Liquidation Preference $25 per share) of the Company, with the preferences, liquidation and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of shares as described in the Articles Supplementary; and

“Series A Preferred Units” means the series of Partnership Units representing units of Limited Partnership Interest designated as the 7.875% Series A Cumulative Redeemable Preferred Units (Liquidation Preference $25 per share), with the preferences, liquidation and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of units as described herein.

2. In accordance with Section 4.02(a) of the Partnership Agreement, set forth below are the terms and conditions of the Series A Preferred Units hereby established in consideration of the Company’s contribution to the Partnership of the net proceeds from the issuance and sale of the Series A Preferred Stock by the Company:

A. Designation and Number.

A series of Partnership Units, designated as Series A Preferred Units, is hereby established. The number of Series A Preferred Units shall be 3,450,000.

B. Rank.

The Series A Preferred Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership, rank (i) senior to all Partnership Interests issued by the Partnership other than any Partnership Interest referred to in clauses (ii) and (iii) of this sentence, (ii) on a parity with all Partnership Interests issued by the Partnership in the future the terms of which specifically provide that such Partnership Interests rank on a parity with the Series A Preferred Units, and (iii) junior to all Partnership Interests issued by the Partnership in the future the terms of which specifically provide that such Partnership Interests rank senior to the Series A Preferred Units.

C. Distributions.

(a) Pursuant to Section 5.02 of the Partnership Agreement and subject to the preferential rights of the holders of any Partnership Interests ranking senior to the Series A Preferred Units as to distributions, the holders of the Series A Preferred Units shall be entitled to receive, out of available cash, cumulative preferential cash distributions at the rate of 7.875% per annum of the $25.00 liquidation preference of the Series A Preferred Units (equivalent to the annual rate of $1.96875 per Series A Preferred Unit). Such distributions shall accrue and be cumulative from (and include) the date of original issue and shall be payable quarterly in arrears on each Distribution Payment Date, beginning on November 15, 2005 or, if not a Business Day, the next succeeding Business Day, with the same force and effect as if paid on such Distribution Payment Date, and no interest or additional distributions or other sums shall accrue on the amount so payable from such Distribution Payment Date to such next succeeding Business Day. The amount of any distribution payable on the Series A Preferred Units for each full Distribution Period shall be computed by dividing the annual distribution by four (4). The amount of any distribution payable on the Series A Preferred Units for any partial Distribution Period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Notwithstanding any provision to the contrary contained herein, each outstanding Series A Preferred Unit shall be entitled to receive a distribution with respect to any Distribution Record Date equal to the distribution paid with respect to each other Series A Preferred Unit that is outstanding on such date.

(b) No distributions on the Series A Preferred Units shall be authorized by the General Partner or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization, or payment or setting apart for payment shall be restricted or prohibited by law.

(c) Notwithstanding anything contained herein to the contrary, distributions on the Series A Preferred Units shall accrue whether or not such distributions are prohibited by the

Partnership Agreement or otherwise, whether or not there is cash available for the payment of such distributions, and whether or not such distributions are authorized.

(d) No distributions shall be authorized or paid or set apart for payment and no other distribution of cash or other property may be authorized or made, directly or indirectly, on or with respect to any Partnership Interests of the Partnership ranking, as to distributions, on a parity with or junior to the Series A Preferred Units for any period, nor shall any Partnership Interests of the Company ranking, as to distributions or upon liquidation, on a parity with or junior to the Series A Preferred Units be redeemed, purchased or otherwise acquired for any consideration and no other distribution of cash or other property may be made, directly or indirectly, on or with respect thereto by the Partnership, unless full cumulative distributions on the Series A Preferred Units for all past Distribution Periods and the then current Distribution Period shall have been or contemporaneously are (i) authorized and paid in cash, or (ii) authorized and a sum sufficient for the payment thereof in cash is set apart for such payment.

(e) When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Units and any Partnership Interests of the Partnership ranking, as to distributions, on a parity with the Series A Preferred Units, all distributions authorized upon the Series A Preferred Units and each such other Partnership Interests ranking, as to distributions, on a parity with the Series A Preferred Units shall be authorized pro rata so that the amount of distributions authorized per Series A Preferred Unit and such other Partnership Interests shall in all cases bear to each other the same ratio that accrued distributions per Series A Preferred Unit and such other Partnership Interests (which shall not include any accrual in respect of unpaid distributions on such other Partnership Interests for prior distribution periods if such other Partnership Interests do not have a cumulative distribution) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on the Series A Preferred Units which may be in arrears.

(f) Holders of the Series A Preferred Units shall not be entitled to any distribution, whether payable in cash, property or shares of stock, in excess of full cumulative distributions on the Series A Preferred Units as provided herein. Any distribution payment made on the Series A Preferred Units shall first be credited against the earliest accrued but unpaid distributions due with respect to such units which remains payable. Accrued but unpaid distributions on the Series A Preferred Units will accumulate as of the Distribution Payment Date on which they first become payable.

D. Allocations.

(a) The determination of the Partnership’s Profit and Loss and their allocation and the allocation of the Partnership’s items of income, gain, loss and deduction for each fiscal year of the Partnership under Article V shall be made after effecting the provisions of Sections (b), (c) and (d) below and without taking into account the amount of such items of income, gain, loss or deduction as are allocated to the Series A Preferred Units as determined under Section (b) below.

(b) Subject to Sections 5.01(d) and Section 5.01(h) of the Partnership Agreement, for each fiscal year of the Partnership (1) each Series A Preferred Unit shall be allocated items of the Company gross income in an aggregate amount equal to the distributions made on such unit under Section C of this Amendment (including any portion of a liquidating or redemption distribution to the extent such liquidation or redemption distribution is attributable to accrued and unpaid distributions under Section C hereof) for such taxable year, and (2) the Series A Preferred Units shall not be allocated any additional items of the Partnership’s items of income, gain, loss or deduction.

(c) No items of the Partnership’s income, gain, loss and deductions shall be allocated to distributions made in redemption or in liquidation of the Series A Preferred Units other than as set forth in paragraph (b) above.

(d) Provisions of Section 5.01(c) of the Partnership Agreement shall be effected as if the Series A Preferred Units did not constitute interests in the Partnership and the holders of such units (solely by reason of holding such units) were not Partners.

E. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Partnership, before any distribution or payment shall be made to holders of Partnership Interests of the Partnership ranking, as to liquidation rights, junior to the Series A Preferred Units, the holders of the Series A Preferred Units shall be entitled to be paid out of the assets of the Partnership legally available for distribution to the Partners a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid distributions to the date of payment (whether or not authorized).

(b) In the event that, upon such voluntary or involuntary liquidation, dissolution or winding-up, the available assets of the Partnership are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Units and the corresponding amounts payable on all Partnership Interests of the Partnership ranking, as to liquidation rights, on a parity with the Series A Preferred Units in the distribution of assets, then the holders of the Series A Preferred Units and each such other Partnership Interests ranking, as to liquidation rights, on a parity with the Series A Preferred Units shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series A Preferred Units will have no rights or claims to any of the remaining assets of the Partnership.

(d) The consolidation or merger of the Partnership with or into any other corporation, trust or entity, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Partnership, shall not be deemed to constitute a liquidation, dissolution or winding-up of the affairs of the Partnership.

F. Redemption.

The Series A Preferred Shares shall be redeemed in the manner set forth in Section 6.10 of the Partnership Agreement for a per-unit redemption price equal to $25.00 per unit plus distributions accrued under Section C and remaining unpaid at the time of the redemption. From and after the Series A Preferred Stock redemption date, the Series A Preferred Units so canceled shall no longer be outstanding and all rights hereunder, to distributions or otherwise, with respect to such Series A Preferred Units shall cease.

3. Exhibit A to the Partnership Agreement is hereby amended as set forth on Exhibit A attached hereto.

4. Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect, which terms and conditions the General Partner hereby ratifies and confirms.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

HHC GP CORPORATION

By:	/s/ Tracy M.J. Colden
Name:	Tracy M.J. Colden
Title:	Executive Vice President

Exhibit A

	As of September 28, 2005		As of September 28, 2005
	Partnership Units	Percentage Interest	Series A Units	Percentage Interest
General Partner:
HHC GP Corporation	52,416	0.1000%	3,000	0.1000%
Limited Partners:
Highland Hospitality Corporation	51,538,589	98.3269%	2,997,000	99.9000%
Barcelo Crestline Corporation	529,850	1.0109%	—
Sugar Land Hotel Developers, LLC	109,190	0.2083%	—
Portsmouth Hotel Developers, LLC	185,483	0.3539%	—

Total LP units	52,363,112	99.9000%	2,997,000	99.9000%
Total GP and LP units	52,415,528	100.0000%	3,000,000	100.0000%